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                                                                  Exhibit 99.12


FOR IMMEDIATE RELEASE


                  RAMSAY YOUTH SERVICES, INC. AWARDED JUVENILE
                           JUSTICE PROGRAM IN FLORIDA


CORAL GABLES, FLORIDA, APRIL 27, 2000 . . . RAMSAY YOUTH SERVICES, INC. (NASDAQ:RYOU) announced today that it has been awarded a contract by the Florida Department of Juvenile Justice to operate the Everglades Youth Development Center, a 102-bed residential treatment program for high-risk boys, ages 14 to 18 located in Florida City, Florida. The contract is for a term of three years and is expected to generate over $9.7 million in revenue.

Commenting on the new contract, Luis E. Lamela, President and CEO of Ramsay Youth Services, Inc. stated, "We look forward to working with the Florida Department of Juvenile Justice on this program that serves males from all over the state. This program will focus on providing a therapeutic community model and cognitive-behavioral treatment strategies along with vocational programming designed to meet each youth's individualized needs."

Ramsay Youth Services, Inc. is a leading quality provider and manager of treatment, education and community-based programs for at-risk, troubled and special needs youth. The Company has operations in nine states and the Commonwealth of Puerto Rico.

Except for historical information contained herein, the matters set forth in this news release are forward-looking statements as defined under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties. Actual operations and results may differ materially from those expected in the forward looking statements made by the Company. Please refer to Ramsay's filings with the Securities and Exchange Commission for additional information.



Contact:    Isa Diaz
            Vice President Corporate Relations
            (305) 569-4626